FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-155413) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact, dated January 28, 2009, regarding results for the 2008 financial year

Item 1
MATERIAL FACT
Regarding its results for the 2008 financial year, Grupo Santander announces:
1.	Group ordinary recurrent profit, net of the EUR 500 million provision (EUR 350 million after taxes) related to Optimal Strategic, is EUR 8,876 million, a 9.4% increase from 2007.

This figure is identical to the Group’s total net attributable profit, as all extraordinary gains during the year were offset by write-offs and reinforcement of the balance sheet.

2.
The fourth and last dividend to be charged against results of the 2008 financial year will be for the full amount of 0.25737325 euro per share, payable in cash, which will be paid from next 1 May. With the payment of this dividend, the total dividend for 2008 is 0.65078125 euro per share, the same amount as paid against 2007 financial year results, with the 2008 dividend payable on an average of 18% more shares than was the case in 2007. The dividend pay-out is 54.3%.

3.	The presentation of results will be held as scheduled on 5 February.
Boadilla de Monte (Madrid), 28 January 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 28, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President